Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

UNITARY FEE ADMINISTRATIVE SERVICES AGREEMENT

AGREEMENT made as of December 8, 2025 between Sterling Capital Funds, a Massachusetts business trust (hereinafter called the “Trust”), and Sterling Capital Management LLC (hereinafter called “Sterling Capital” or the “Administrator”), on behalf of each of the investment portfolios of the Trust identified on Schedule A hereto (the “Funds”), and effective for each such Fund as of the date set forth on Schedule A.

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS, the Trust has entered into an Investment Advisory Agreement with Sterling Capital on behalf of each Fund whereby Sterling Capital furnishes investment advisory and related services for each Fund as described in the Investment Advisory Agreement (the “Investment Advisory Services”) and receives a separate advisory fee from each Fund relating to such Investment Advisory Services (the “Investment Advisory Agreement”);

WHEREAS, in addition to the Investment Advisory Services, the Trust also desires Sterling Capital to provide administrative services to each Fund as described in this Agreement and the Administration Agreement, dated October 1, 2010 (as amended, supplemented or modified from time to time, the “Administration Agreement”), between Sterling Capital and the Trust, for which the Funds will be parties thereto, pursuant to which Sterling Capital provides management, compliance and administrative services to the Funds (collectively, the “Administrative Services”);

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1. Appointment. The Trust hereby appoints Sterling Capital to act as administrator to the Funds for the period and on the terms set forth in this Agreement. Sterling Capital accepts such appointment and agrees to furnish the services and bear the expenses herein set forth for the compensation herein provided.

2. Services. The Administrator will furnish to the Trust, on behalf of each Fund, the Administrative Services described herein and in the Administration Agreement including, but not limited to, all administrative services necessary for the operations of the Funds including all regulatory reporting, all necessary office space, equipment, personnel, compensation and facilities (including facilities for shareholders’ and trustees’ meetings) for handling the affairs of the Funds and such other services as the Administrator shall, from time to time, determine to be necessary to perform its obligations under this Agreement or the Administration Agreement.

3. Compensation and Expenses. For the services provided and the expenses assumed pursuant to this Agreement, each of the Funds will pay the Administrator and the Administrator will accept as full compensation therefor a fee computed daily and paid monthly on the first business day of each month equal to the fee at the applicable annual rate set forth on Schedule A hereto. If the fee payable to the Investment Adviser pursuant to this paragraph begins to accrue after the beginning of any month or if this Agreement terminates before the end of any month, the fee for the period from such date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs. For purposes of calculating fees, the value of a Fund’s net assets shall be computed in the manner specified in the Prospectus and the Trust’s Declaration of Trust for the computation of the value of the Fund’s net assets in connection with the determination of the net asset value of the Fund’s shares.

During the term of this Agreement, the Administrator will pay all of the ordinary operating expenses of the Funds, except for: (i) fees payable under the Investment Advisory Agreement; (ii) fees payable hereunder, (iii) expenses incurred in connection with any distribution and service plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees, if any, (iii) investment-related expenses of any kind, including all fees and expenses incurred with respect to the acquisition, holding, voting and/or disposition of portfolio securities, and any expenses incurred with respect to the reorganization, restructuring or workout-related expenses related to any investment, and the execution of portfolio transactions (such as brokerage commissions, clearing and settlement costs, and any other kind of transaction expenses and costs associated with tax reclaims); (iv) borrowing and other investment-related costs and fees, including interest, commitment and other fees and costs; (v) acquired fund fees and expenses; (vi) interest expenses; (vii) taxes (including, but not limited to, income, excise, transfer and withholding taxes) and governmental fees; (viii) litigation expenses of any kind (including fees and expenses of counsel retained by or on behalf of the Trust or a Fund) and any fees, costs or expenses payable by the Trust or a Fund pursuant to indemnification or advancement obligations to which the Trust or such Fund may be subject (pursuant to contract or otherwise); (ix) custody or other expenses attributable to negative interest rates on investments or cash; (x) short dividend expense; (xi) salaries and other compensation or expenses, including travel expenses, of any of the Trust’s executive officers and employees, if any, who are not officers, directors, shareholders, members, partners or employees of the Investment Adviser or its subsidiaries or affiliates; (xii) organizational and offering expenses of the Trust and the Funds; (xiii) costs related to any meetings of shareholders, including any costs associated with the preparation, printing, and transmission of proxy or information statements and proxy solicitation; (xiv) fees or expenses payable or other costs incurred in connection with a Fund’s securities lending program; (xv) any other expenses which are capitalized in accordance with generally accepted accounting principles; (xvi) extraordinary expenses; and (xvii) such other expenses as approved by a majority of the Board.

For the avoidance of doubt, the Administrator may, within its discretion, from time to time, waive and/or otherwise limit any portion of its fees paid under this Agreement and may pay to or reimburse a Fund for any other expenses of such Fund for any time period. In addition, the Administrator may recoup such fees and expenses in subsequent periods as may be disclosed to shareholders and approved by the Board.

4. Limitation of Liability. The Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of this Agreement, except a loss resulting from a breach of fiduciary duty under the Investment Company Act of 1940 with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. In no case shall the Investment Adviser be liable for actions taken or nonactions with respect to the performance of services under this Agreement based upon specific information, instructions, or requests given or made to the Investment Adviser by an officer of the Trust thereunto duly authorized. Any suggested limitations on liability shall not relieve the Adviser from any responsibility or liability the Adviser may have under federal statutes.

5. Duration and Termination. This Agreement will become effective as to a particular Fund as of the date specified for that Fund on Schedule A hereto and unless terminated pursuant to its terms shall continue through January 31, 2027 (the “Initial Term”). Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive terms of one (1) year (“Renewal Terms”) each, unless the Trust or the Administrator provides written notice to the other party of its intent not to renew or unless otherwise terminated as provided herein. Such notice of non-renewal must be received not less than sixty (60) days prior to the expiration of the Initial Term or the then current Renewal Term.

This Agreement also may be terminated without penalty (i) by mutual agreement of the parties or (ii) for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause. For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

Notwithstanding the foregoing, after such termination for so long as the Administrator, with the written consent of the Trust, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due the Administrator and unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. The Administrator shall be entitled to collect from the Trust, in addition to the compensation described in this Agreement, the amount of all of the Administrator’s cash disbursements for services in connection with the Administrator’s activities in effecting such termination, including without limitation, the delivery to the Trust and/or its designees of the Trust’s property, records, instruments and documents.

If, for any reason other than non-renewal, mutual agreement of the parties or “cause,” as defined above, the Administrator is replaced as administrator, or if a third party is added to perform all or a part of the services provided by the Administrator under this Agreement (excluding any sub-administrator appointed by the Administrator), then the Trust shall make a one-time cash payment, in consideration of the fee structure and services to be provided under this Agreement, and not as a penalty, to the Administrator in accordance with the following schedule: if the one-time cash payment becomes due and payable at any time during the Initial Term, such payment shall be equal to the balance due for one-half of the period remaining until the end of the Initial Term. For purposes of calculation of the payment, it shall be assumed that the balance due shall be based upon the average amount of the Trust’s assets for the twelve months prior to the date the Administrator is replaced or a third party is added.

In the event the Trust is merged into another legal entity in part or in whole pursuant to any form of business reorganization or is liquidated in part or in whole prior to the expiration of the then-current term of this Agreement, the parties acknowledge and agree that the liquidated damages provision set forth above shall be applicable in those instances in which the Administrator is not retained to provide administration services consistent with this Agreement. The one-time cash payment referenced above shall be due and payable on the day prior to the first day in which the Administrator is replaced or a third party is added.

The parties further acknowledge and agree that, in the event the Administrator is replaced, or a third party is added, as set forth above, (i) a determination of actual damages incurred by the Administrator would be extremely difficult, and (ii) the liquidated damages provision contained herein is intended to adequately compensate the Administrator for damages incurred and is not intended to constitute any form of penalty.

6. Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

7. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by the laws of The Commonwealth of Massachusetts.

The names “Sterling Capital Funds” and “Trustees of Sterling Capital Funds” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Agreement and Declaration of Trust dated as of August 27, 2025 to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of The Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of “Sterling Capital Funds” or any series thereof entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series of shares of the Trust must look solely to the assets of the Trust belonging to such series for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

Sterling Capital Funds

By:	/s/ Todd M. Miller
Name:	Todd M. Miller
Title:	Treasurer and Secretary

Sterling Capital Management LLC

By:	/s/ Scott A. Haenni
Name:	Scott A. Haenni
Title:	Senior Managing Director and Chief Executive Officer

Schedule A

to the

Unitary Fee Administrative Services Agreement between Sterling Capital Funds and Sterling Capital Management LLC

Dated as of December 8, 2025

Fund	Compensation*	Effective Date
Sterling Capital Ultra Short Bond ETF	Annual rate of 0.10% of the Sterling Capital Ultra Short Bond ETF’s average daily net assets.	December 8, 2025
Sterling Capital Short Duration Bond ETF	Annual rate of 0.13% of the Sterling Capital Short Duration Bond ETF’s average daily net assets.	December 8, 2025

*	All fees are computed daily and paid monthly.

Sterling Capital Funds

By:	/s/ Todd M. Miller
Name:	Todd M. Miller
Title:	Treasurer and Secretary

Sterling Capital Management LLC

By:	/s/ Scott A. Haenni
Name:	Scott A. Haenni
Title:	Senior Managing Director and Chief Executive Officer